Exhibit 12.1

G-III Apparel Group, Ltd. And Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for G-III Apparel Group, Ltd. for each of the last five fiscal years and for the six months ended July 31, 2012.

	Fiscal Year Ended January 31,									Six months ended July 31,
	2008		2009	2010		2011		2012		2012
	(in thousands, except ratios)
Earnings:
Pre-tax income (loss) from continuing operations	$29,197		$(9,441)	$51,502		$92,905		$79,240		$741
Fixed charges	5,791		9,439	7,769		7,285		9,484		4,090
Noncontrolling interest in pretax income of subsidiary	—		—	—		—		—		(55)

Total earnings	$34,988		$(2)	$59,271		$100,190		$88,724		$4,776

Fixed Charges:
Interest expensed	$4,296		$5,615	$4,769		$4,038		$5,728		$2,178
Estimate of interest within rental expense (a)	1,495		3,824	3,000		3,247		3,756		1,912

Total fixed charges	$5,791		$9,439	$7,769		$7,285		$9,484		$4,090

Ratio of Earnings to Fixed Charges	6.0	x	(b )	7.6	x	13.8	x	9.4	x	1.2	x

(a)	The estimate of interest within rental expense was calculated based on the net present value of minimum lease payments which approximates 24.1% for the years 2008 and 2009 and 14.5% for all other years.
(b)	Earnings were insufficient to cover fixed charges by $9.4m for the year ended January 31, 2009. Pre-tax loss for the year ended January 31, 2009 includes non-cash impairment charges of $33.5 million.

For the periods indicated above, we had no outstanding shares of preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented above for all such periods.